

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 21, 2016

Mark A. Erickson
Chairman and Chief Executive Officer
Extraction Oil & Gas, LLC
370 17th Street, Suite 5300
Denver, Colorado 80202

> **Re:** **Extraction Oil & Gas, LLC.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 8, 2016**
> **CIK No. 1655020**

Dear Mr. Erickson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to comments from our letter to you dated June 10, 2016.

Prospectus Summary, page 1

Our Business Strategies, page 4

1.   New disclosure at pages 5 and 101 states that your "firm long-haul transportation contracts provide us with a strong strategic advantage…." However, in response to prior comment 12, you stated that the pricing is "at market rates under a FERC-approved tariff" and that your business "is not substantially dependent upon the Transportation Agreement." You also assert that the agreement "contains pricing and other terms similar [to] the transportation contracts that are available with other transportation companies operating in the DJ Basin." If you retain it, please revise your new disclosure to explain

how these contracts can provide you with a "strong strategic advantage" in these circumstances.

Risk Factors, page 20

Our executive officers and directors may allocate their time, page 36

2.   In this new risk factor, you state in part that your "executive officers are engaged in other business endeavors, including XTR Midstream." However, reference to the related disclosure in the Management section at page 130 does not appear to identify any such endeavors for either Mr. Owens or Mr. Kelley. Please expand the sketches at page 130 to provide the particulars for each of those individuals, as Item 401(e) of Regulation S-K would require.

3.   Similarly, despite your new disclosure at pages 7 and 126 indicating that certain of your officers and directors "are executive officers and directors of XTR Midstream," none of the six biographical sketches in the Management section references that entity. Please revise the sketches, where applicable, to provide the pertinent information. Also, please disclose the anticipated percentage of his professional time that each listed executive officer or director will devote to your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Critical Accounting Policies and Estimates, page 86

Oil and Gas Reserves, page 87

4.   Your response to prior comment 8 states that the sensitivity analysis showing reductions in your proved reserves volumes that would result from a 10% decrease in SEC pricing was not based on any specific scenario that was deemed reasonably likely to occur by management. Comment 18 in our letter dated November 6, 2015 requested the disclosure of quantified information regarding the effects of current commodity prices based on potential scenarios you deem reasonably likely to occur. Revise to provide this type of disclosure as part of your discussion of material trends and uncertainties that have the potential to impact your reported reserve quantities.

Extraction Oil & Gas Holdings, LLC

Notes to Financial Statements, page F-19

Note 14 - Supplemental Oil, Natural Gas and NGL Reserve Information (Unaudited), page F-53

5.   We note the standardized measure projects development of 128.5 MMBOE of proved undeveloped reserves with future development costs of $1,141 million over the next five

years. The unit development cost appears to be about $9/BOE [=$1,141 million/128.5 MMBOE]. The unit cost for the 2015 PUD conversion appears (page 108) to be $13/BOE [=$94.6 million/7.2 MMBOE].

Please explain the reasons for this lower five year unit cost. Given that proved reserves are required to be economically producible "under existing economic conditions," we would expect these conversion costs to reflect the levels you have incurred. Please provide us with the individual total well costs and associated EURs for the horizontal Codell and the horizontal Niobrara wells you drilled/completed in the fourth quarter of 2015 and, if available, the first quarter of 2016. Address your treatment of drilled but uncompleted or "DUC" wells, i.e., whether they were included with converted PUDs.

Closing Comments

You may contact Donald Delaney at (202) 551-3863 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters, and you may contact Ronald Winfrey at (202) 551-3704 if you have any questions on engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources